Paris, November 2, 2017

Q3 2017 Business EPS(1) up 1.1% at CER(2)

FY 2017 Guidance Confirmed

	Q3 2017	Change	Change at CER	Change at CER/CS(3)	9M 2017	Change	Change at CER	Change at CER/CS(3)
IFRS net sales reported	€9,053m	+0.3%	+4.7%	-0.2%	€26,364m	+5.7%	+6.2%	+1.2%
IFRS net income reported	€1,567m	-6.4%	—	—	€8,305m	+111.9%	—	—
IFRS EPS reported	€1.25	-3.8%	—	—	€6.60	+117.1%	—	—
Business net income(1)	€2,141m	-6.9%	-1.1%	—	€5,632m	-1.2%	-0.3%	—
Business EPS(1)	€1.71	-4.5%	+1.1%	—	€4.48	+1.1%	+2.0%	—

Third-quarter and first nine months 2017 accounts reflect the acquisition of the former Boehringer Ingelheim Consumer Healthcare (CHC) business and the disposal of the Animal Health business (completed on January 1, 2017(4)). In accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), Animal Health results in 2016 and gain on disposal in 2017 are reported separately. Third-quarter and first nine months 2017 income statements also reflect the consolidation of European operations related to Sanofi vaccine portfolio, following the termination of the Sanofi Pasteur MSD joint venture (SPMSD JV) with Merck at the end of 2016.

Q3 2017 sales performance supported by Sanofi Genzyme, Sanofi Pasteur and Emerging Markets

•

Net sales were €9,053 million, up 0.3% on a reported basis and 4.7%(2) at CER reflecting the change in scope of the CHC and Vaccines Global Business Units (GBUs). At CER and CS(3), net sales were stable (-0.2%).

•	Sanofi Genzyme grew 13.9% at CER due to the strong U.S. launch of Dupixent® and good growth in Multiple Sclerosis.

•	Sanofi Pasteur grew 7.2% at CER and CS largely driven by pediatric combinations and booster vaccines.

•	CHC sales were up 1.0% at CER and CS impacted by increased competition in developed markets.

•	Diabetes and Cardiovascular sales declined 14.8% at CER. Given increased visibility on sales performance, Sanofi refines its global Diabetes franchise outlook to -6% to -8% CAGR over 2015-2018 at CER.

•	Emerging Markets(5) sales increased 7.3% at CER and CS driven by strong contributions from China and Russia.

Q3 2017 business EPS consistent with the full-year guidance

•	Q3 2017 business operating income of €2,911 million, up 5.1% at CER and +1.7% at CS.

•	Q3 2017 business EPS(1) grew 1.1% at CER to €1.71 and decreased 4.5% on a reported basis.

•	Sanofi continues to expect 2017 business EPS(1) to be broadly stable(6) at CER, barring unforeseen major adverse events.

•	Currency impact on 2017 business EPS is estimated to be -1% to -2% at the average September 2017 exchange rates.

Sustaining Innovation in R&D

•	Dupixent® approved in the EU in moderate to severe atopic dermatitis.

•

Positive topline results of the Phase 3 QUEST and VENTURE studies confirmed the safety and efficacy profile of dupilumab in asthma; U.S. filing in persistent uncontrolled asthma expected to take place in Q4.

•	In immuno-oncology, FDA granted Breakthrough Therapy designation status to cemiplimab(7) (anti PD-1).

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“The strong launch of Dupixent® in the U.S., the continued double-digit growth of our Multiple Sclerosis franchise and the performance of our pediatric vaccines were important drivers in the quarter. These positive dynamics, accompanied by robust growth in Emerging Markets and disciplined expense management, offset the decline of our Diabetes franchise. We are pleased by the progress in R&D demonstrated by the positive phase 3 topline results in asthma for Dupixent® and the recent advances of cemiplimab, our anti PD-1, in oncology.”

(1)

In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 8 for definitions). The consolidated income statement for Q3 2017 and 9M 2017 is provided in Appendix 3 and a reconciliation of IFRS net income reported to business net income is set forth in Appendix 4; (2) changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8); (3) CS: constant structure: adjusted for BI CHC business, termination of SPMSD and others; (4) The closing of the disposal of Merial in Mexico is expected in 2017; (5) See definition page 8; (6) 2016 Business EPS was €5.68; (7) Collaboration with Regeneron.

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com - Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com

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2017 third-quarter and nine-months Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(8).

In the third quarter of 2017, Company sales were €9,053 million, up 0.3% on a reported basis. Exchange rate movements had a negative effect of 4.4 percentage points mainly reflecting the movement of the U.S. Dollar, Japanese Yen, Egyptian Pound, Chinese Yuan and Turkish Lira. Company sales benefited from the acquisition of Boehringer Ingelheim’s CHC business and full consolidation of Sanofi’s European vaccines operations leading to an increase of 4.7% at CER. At CER and constant structure, Company sales were down 0.2%.

First nine months Company sales reached €26,364 million, up 5.7% on a reported basis. Exchange rate movements had a negative effect of 0.5 percentage points. At CER and constant structure, Company sales were up 1.2%.

Global Business Units

The table below presents sales by Global Business Unit (GBU) and reflects the organization of Sanofi. This structure drives deeper specialization, simplifies reporting and provides a clear focus on growth drivers. Please note that Emerging Markets sales for Specialty Care and Diabetes and Cardiovascular are included in the General Medicines and Emerging Markets GBU.

Net Sales by GBU (€ million)	Q3 2017	Change (CER)	Change CER/CS*	9M 2017	Change (CER)	Change CER/CS*
Sanofi Genzyme (Specialty Care)(a)	1,390	+13.9%	+13.9%	4,208	+14.5%	+14.6%
Diabetes and Cardiovascular(a)	1,298	-14.8%	-14.8%	4,103	-12.6%	-12.6%
General Medicines & Emerging Markets(b)	3,317	-2.7%	-3.1%	10,701	-0.6%	-0.8%
Consumer Healthcare (CHC)	1,132	+48.5%	+1.0%	3,636	+44.5%	+2.0%
Total Pharmaceuticals	7,137	+3.2%	-2.1%	22,648	+4.6%	-0.3%
Sanofi Pasteur (Vaccines)	1,916	+11.0%	+7.2%	3,716	+17.0%	+11.4%
Total net sales	9,053	+4.7%	-0.2%	26,364	+6.2%	+1.2%

(a)	Does not include Emerging Markets sales- see definition page 7; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care
*	CS: constant structure

Global Franchises

The tables below present third-quarter and first nine months of 2017 sales by global franchise, including Emerging Markets sales, to facilitate comparisons. Appendix 1 provides a reconciliation of sales by GBU and franchise.

Net sales by Franchise (€ million)	Q3 2017	Change (CER)	Change at CER/CS*	Developed Markets	Change at CER/CS*	Emerging Markets	Change at CER/CS*
Specialty Care	1,633	+12.5%	+12.5%	1,390	+13.9%	243	+5.3%
Diabetes and Cardiovascular	1,675	-9.1%	-9.1%	1,298	-14.8%	377	+17.2%
Established Rx Products	2,264	-6.5%	-7.1%	1,338	-13.8%	926	+4.3%
Consumer Healthcare (CHC)	1,132	+48.5%	+1.0%	721	-2.0%	411	+6.7%
Generics	433	-0.9%	-0.9%	247	-1.9%	186	+0.5%
Vaccines	1,916	+11.0%	+7.2%	1,542	+6.2%	374	+11.6%
Total net sales	9,053	+4.7%	-0.2%	6,536	-2.9%	2,517	+7.3%

*	CS: constant structure
(8)	See Appendix 8 for definitions of financial indicators.

Net sales by Franchise (€ million)	9M 2017	Change (CER)	Change at CER/CS*	Developed Markets	Change at CER/CS*	Emerging Markets	Change at CER/CS*
Specialty Care	4,964	+13.8%	+13.9%	4,208	+14.6%	756	+10.0%
Diabetes and Cardiovascular	5,242	-8.0%	-8.0%	4,103	-12.6%	1,139	+12.6%
Established Rx Products	7,463	-2.7%	-3.1%	4,564	-7.9%	2,899	+5.4%
Consumer Healthcare (CHC)	3,636	+44,5%	+2.0%	2,420	+0.8%	1,216	+4.3%
Generics	1,343	-3.7%	-3.5%	768	-4.6%	575	-1.9%
Vaccines	3,716	+17.0%	+11.4%	2,612	+9.9%	1,104	+15.1%
Total net sales	26,364	+6.2%	+1.2%	18,675	-1.2%	7,689	+7.4%

*	CS: constant structure

Pharmaceuticals

Third-quarter Pharmaceuticals sales were up 3.2% to €7,137 million. At constant structure, Pharmaceuticals sales were down 2.1% primarily due to Diabetes and Established Rx Products. First nine months sales for Pharmaceuticals increased 4.6% to €22,648 million (down 0.3% at constant structure).

Rare Disease franchise

Net sales (€ million)	Q3 2017	Change (CER)	9M 2017	Change (CER)
Myozyme® / Lumizyme®	191	+5.9%	584	+9.6%
Cerezyme®	178	+1.6%	547	-1.8%
Fabrazyme®	175	+4.5%	542	+10.4%
Aldurazyme®	50	-1.9%	159	+6.0%
Cerdelga®	31	+14.3%	93	+20.8%
Others Rare Diseases	73	-7.2%	237	-2.9%
Total Rare Diseases	698	+2.7%	2,162	+5.3%

In the third quarter, Rare Disease sales increased 2.7% to €698 million. Rare Disease sales grew 1.9% in the U.S., 1.5% in Emerging Markets and 1.7% in Europe. Year-to-date Rare Disease sales increased 5.3% to €2,162 million.

Gaucher (Cerezyme® and Cerdelga®) sales were up 3.3% at €209 million in the third quarter. Cerezyme® sales were up 1.6% to €178 million and Cerdelga® sales increased 14.3% to €31 million of which €23 million were generated in the U.S. (up 4.3%) in the third quarter. Year-to-date Gaucher sales increased 0.9% to €640 million.

Third-quarter Fabrazyme® sales were up 4.5% to €175 million. Year-to-date Fabrazyme® sales were up 10.4% to €542 million.

Third-quarter Myozyme®/Lumizyme® sales grew 5.9% to €191 million, mainly due to new patient accruals. Year-to-date Myozyme®/Lumizyme® sales increased 9.6% to €584 million.

Multiple Sclerosis franchise

Net sales (€ million)	Q3 2017	Change (CER)	9M 2017	Change (CER)
Aubagio®	382	+19.2%	1,178	+26.9%
Lemtrada®	113	+5.4%	362	+18.5%
Total Multiple Sclerosis	495	+15.7%	1,540	+24.8%

Third-quarter Multiple Sclerosis (MS) sales grew 15.7% to €495 million, driven by Aubagio® performance in the U.S. and Europe. Year-to-date MS sales increased 24.8% to €1,540 million.

Third-quarter Aubagio® sales increased 19.2% to €382 million driven by the U.S. (up 20.9% to €274 million). In Europe sales of Aubagio were up 16.0% to €86 million. Year-to-date Aubagio® sales increased 26.9% to €1,178 million.

In the third quarter Lemtrada® sales were up 5.4% to €113 million, including €60 million in the U.S. (stable) and €40 million in Europe (up 10.8%). Year-to-date Lemtrada® sales increased 18.5% to €362 million.

Immunology franchise

Net sales (€ million)	Q3 2017	Change (CER)	9M 2017	Change (CER)
Dupixent®	75	—	101	—
Kevzara®	2	—	3	—
Total Immunology	77	—	104	—

Dupixent® (collaboration with Regeneron) which was launched in the U.S. in March for the treatment of moderate to severe adult atopic dermatitis (AD) generated sales of €75 million in the third quarter. Since launch, over 7,100 physicians in the U.S. have prescribed Dupixent® and cumulatively over 23,000 patients have been prescribed Dupixent®. In Europe, Dupixent® was approved at the end of September 2017 for use in adults with moderate-to-severe AD who are candidates for systemic therapy. Launch of the product is planned by end 2017 in Germany.

Kevzara® (collaboration with Regeneron) was launched for rheumatoid arthritis in June in the U.S. and in Europe in Germany and the Netherlands during the third quarter. Year-to-date Kevzara® sales were €3 million.

Oncology franchise

Net sales (€ million)	Q3 2017	Change (CER)	9M 2017	Change (CER)
Jevtana®	90	+6.8%	287	+8.3%
Thymoglobulin®	71	+5.7%	219	+7.4%
Taxotere®	42	+2.2%	133	-0.7%
Eloxatin®	45	+11.6%	135	+6.2%
Mozobil®	43	+12.8%	123	+10.8%
Zaltrap®	19	+18.8%	53	+6.0%
Others	53	-9.7%	208	+11.2%
Total Oncology	363	+5.0%	1,158	+7.4%

Third-quarter and year-to-date Oncology sales increased 5.0% to €363 million and 7.4% to €1,158 million, respectively.

Jevtana® sales were up 6.8% to €90 million in the third quarter supported by the performance in the U.S. and Japan. Year-to-date Jevtana® sales increased 8.3% to €287 million.

In the third quarter, Thymoglobulin® sales increased 5.7% to €71 million driven by Emerging Markets (up 28.6% to €17 million). Year-to-date Thymoglobulin ® sales increased 7.4% to €219 million.

Eloxatin® sales increased 11.6% to €45 million in the third quarter driven by China. Third-quarter Taxotere® sales increased 2.2% to €42 million. Year-to-date sales of Taxotere® and Eloxatin® were down 0.7% (to €133 million) and up 6.2% (to €135 million), respectively.

Diabetes franchise

Net sales (€ million)	Q3 2017	Change (CER)	9M 2017	Change (CER)
Lantus®	1,123	-15.5%	3,546	-16.3%
Toujeo®	198	+23.4%	600	+45.0%
Total glargine	1,321	-11.3%	4,146	-10.9%
Apidra®	89	0.0%	280	+3.7%
Amaryl®	82	-3.3%	256	-1.1%
Insuman®	26	-18.8%	81	-16.3%
BGM (Blood Glucose Monitoring)	14	-12.5%	47	-6.0%
Lyxumia®	7	-22.2%	21	-19.2%
Soliqua®	8	—	17	—
Total Diabetes	1,552	-10.0%	4,862	-9.5%

In the third quarter, global Diabetes sales decreased 10.0% to €1,552 million, reflecting lower Lantus® sales in the U.S. Third-quarter U.S. Diabetes sales were down 22.4% to €745 million. Year-to-date U.S. Diabetes sales decreased 20.2% to €2,398 million. As previously indicated, Sanofi expects an accelerated decline of U.S. diabetes sales in the fourth quarter of 2017 relative to the year-to-date performance. This reflects the phased impact of exclusions in commercial formularies at CVS and United Health as well as a high basis of comparison in the fourth quarter of 2016. Third-quarter sales in Emerging Markets increased 17.3% to €375 million. Third-quarter sales in Europe decreased 3.1% to €313 million reflecting market share gains which were more than offset by net price adjustments in Italy and Spain. Year-to-date global Diabetes sales decreased 9.5% to €4,862 million.

In the third quarter, Sanofi glargine (Lantus® and Toujeo®) sales decreased 11.3% to €1,321 million. U.S. Sanofi glargine sales were down 23.1% to €716 million, reflecting the impact of the exclusion from the CVS commercial formulary from January 1, 2017 as well as from the United Health commercial formulary which became effective on April 1, 2017. In Europe, Sanofi glargine sales decreased 3.2% to €238 million due to biosimilar competition in several European markets. Year-to-date Sanofi glargine sales decreased 10.9% to €4,146 million.

In the third quarter, Lantus® sales were €1,123 million down 15.5%. In the U.S., Lantus® sales decreased 25.4% to €608 million mainly reflecting lower average net price and the aforementioned impact of formulary exclusions. In Europe, third-quarter Lantus® sales were €184 million (down 14.0%) due to biosimilar competition and patients switching to Toujeo®. In Emerging Markets, third-quarter sales were up 17.2% to €256 million. Year-to-date Lantus® sales decreased 16.3% to €3,546 million.

In August, Sanofi filed a patent infringement suit against Merck in the United States District Court for the District of New Jersey. In its suit Sanofi alleges infringement of two patents. The suit was triggered by a notification received from Merck in late June in which Merck stated that it had filed an NDA (505(b)(2) New Drug Application) with FDA for an insulin glargine vial drug product. Merck also stated that its NDA included a paragraph IV certification challenging all of the Sanofi patents then listed in the FDA Orange Book for Sanofi’s Lantus® and Lantus® SoloStar® products.

In October, Sanofi filed a patent infringement suit against Mylan in the United States District Court for the District of New Jersey. In its suit Sanofi alleges infringement of 18 patents. The suit was triggered by notifications received from Mylan beginning in mid-September, in which Mylan stated that it had filed a NDA (505(b)(2) New Drug Application) with the FDA for insulin glargine pre-filled pen and vial drug products. Mylan also stated that its NDA included a paragraph IV certification challenging all of the Sanofi patents then listed in the FDA Orange Book for Sanofi’s Lantus® (insulin glargine injection, 100 Units/mL) and Lantus® SoloStar® products.

Third-quarter Toujeo® sales were €198 million (up 23.4%) of which €108 million (down 6.6%) were recorded in the U.S., €54 million in Europe (up 66.7%) and €19 million in Emerging Markets (versus €3 million in the third quarter of 2016). Year-to-date Toujeo® sales increased 45.0% to €600 million.

Amaryl® sales were €82 million, down 3.3% in the third quarter, of which €70 million were generated in Emerging Markets (up 4.1%). Year-to-date Amaryl® sales were down 1.1% to €256 million.

Third-quarter Apidra® sales were stable at €89 million. Lower sales in the U.S. (down 25.8% to €21 million) were offset by strong growth in Emerging Markets (up 26.3%% to €22 million) and in Europe (up 9.4% to €35 million). Year-to-date Apidra® sales increased 3.7% to €280 million.

Soliqua® 100/33 (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection) was launched in the U.S. in January 2017 and Suliqua™ recently launched in the first European country, the Netherlands. In the U.S., payer coverage is improving and access was secured for 65% of commercial lives by the close of the third quarter. Soliqua® 100/33 / Suliqua™ sales were €8 million in the third quarter and €17 million in the first nine months.

Following contracting negotiations with U.S. payers, Sanofi has secured coverage for Lantus® and Toujeo® on the vast majority of formularies in the U.S. for 2018. Given the increased visibility on sales performance, Sanofi refines its global Diabetes franchise outlook and now expects a sales decline at an average annualized rate of between 6% and 8% at CER over the 2015-2018 time frame.

Cardiovascular franchise

Third-quarter Praluent® sales (collaboration with Regeneron) were €42 million of which €28 million was in the U.S. and €12 million in Europe. This reflected significant payer utilization management restrictions in the U.S. and limited market access in Europe. First nine months Praluent® sales were €118 million versus €68 million in the first nine months of 2016.

In October 2017, the U.S. Court of Appeals for the Federal Circuit ordered a new trial and vacated the permanent injunction in the dispute concerning Amgen’s asserted patent claims for antibodies targeting PCSK9. This ruling means that Sanofi and Regeneron will continue marketing, selling and manufacturing Praluent® in the U.S.

Third-quarter and year-to-date Multaq® sales were €81 million (down 4.5%) and €262 million (up 0.8%), respectively.

Established Rx Products

Net sales (€ million)	Q3 2017	Change (CER)	9M 2017	Change (CER)
Lovenox®	370	-5.4%	1,187	-1.9%
Plavix®	358	-4.7%	1,123	-2.3%
Renvela®/Renagel®	153	-35.1%	647	-6.7%
Aprovel®/Avapro®	150	-9.8%	533	+4.1%
Synvisc® /Synvisc-One®	95	-2.0%	301	+0.7%
Myslee®/Ambien®/Stilnox®	63	-13.0%	200	-11.6%
Allegra®	24	-16.1%	126	-13.8%
Other	1,051	-0.4%	3,346	-2.6%
Total Established Rx Products	2,264	-6.5%	7,463	-2.7%

In the third quarter, Established Rx Products sales decreased 6.5% to €2,264 million. This reflected a decline in sales in Europe (down 4.4% to €816 million), the onset of generic competition to Renvela®/Renagel® in the U.S. and the impact of generic competition to Plavix® in Japan, which more than offset a solid Emerging Markets performance (up 4.4% to €926 million). Year-to-date Established Rx Products sales decreased 2.7% to €7,463 million.

Lovenox® sales decreased 5.4% to €370 million in the third quarter, reflecting increased competition in Europe (down 10.9% to €220 million) which more than offset the growth in Emerging Markets (up 2.5% to €112 million). As of September, biosimilars have been introduced in the UK and Germany. Year-to-date Lovenox® sales decreased 1.9% to €1,187 million.

In the third quarter, Plavix® sales were down 4.7% to €358 million due to generic competition in Japan that started in June 2015 (sales in Japan were down 31.8% to €53 million). In Emerging Markets, third-quarter Plavix sales increased 5.0% to €254 million sustained by the performance in China. Year-to-date Plavix® sales decreased 2.3% to €1,123 million.

Third-quarter Renvela®/Renagel® sales decreased 35.1% to €153 million due to generic competition in the U.S. (down 42.7% to €112 million). In October, Sanofi launched an authorized generic of Renvela®/Renagel® on the U.S. market. In Europe, third-quarter Renvela®/Renagel® sales were down 10.0% to €18 million also reflecting generic competition. Year-to-date Renvela®/Renagel® sales decreased 6.7% to €647 million.

Aprovel®/Avapro® sales were down 9.8% to €150 million reflecting lower sales to Sanofi’s partner in Japan which offset the growth in China. Year-to-date Aprovel®/Avapro® sales increased 4.1% to €533 million.

Consumer Healthcare

CHC sales by geography and category are provided in Appendix 1.

Net sales (€ million)	Q3 2017	Change (CER)	Change at CER/CS*	9M 2017	Change (CER)	Change at CER/CS*
Allergy Cough & Cold	264	+52.8%	-4.8%	933	+52.3%	+3.0%
of which Allegra®	87	-2.1%	-2.1%	338	+0.9%	+0.9%
of which Mucosolvan®	32	na	na	85	na	na
of which Xyzal®	7	—	—	58	—	—
Pain	309	+50.5%	+7.0%	930	+44.0%	+5.1%
of which Doliprane®	72	+5.8%	+5.8%	228	+3.1%	+3.1%
of which Buscopan®	60	na	na	140	na	na
Digestive	220	+97.4%	+2.7%	688	+77.8%	-1.3%
of which Dulcolax®	52	na	na	155	na	na
of which Enterogermina®	38	+2.6%	+2.6%	127	+3.3%	+3.3%
of which Essentiale®	31	+6.9%	+6.9%	106	0.0%	0.0%
of which Zantac®	31	na	na	88	na	na
Nutritionals	162	+38.0%	-5.1%	496	+42.5%	-2.6%
of which Pharmaton®	29	na	na	77	na	na
Other	177	+14.3%	+4.5%	589	+12.5%	+3.4%
of which Gold Bond®	45	+9.1%	+9.1%	145	+5.1%	+5.1%
Total Consumer Healthcare	1,132	+48.5%	+1.0%	3,636	+44.5%	+2.0%

*	CS: constant structure

In the third quarter, Consumer Healthcare (CHC) sales increased 48.5% to €1,132 million reflecting the closing of the acquisition of Boehringer Ingelheim CHC business on January 1, 2017. At constant structure, Sanofi CHC sales increased 1.0% in the third quarter driven by Emerging Markets (up 6.7% to €411 million), offset by lower sales in Europe (down 1.2% to €321 million) and the U.S. (down 3.8% to €241 million). At constant structure, year-to-date CHC sales increased 2.0% to €3,636 million.

In Europe, third-quarter CHC sales were up 65.1% to €321 million. At constant structure, sales decreased 1.2% due to lower sales of Allergy Cough & Cold products (down 9.0%) which offset the growth of the Pain category (up 5.3%). At constant structure, year-to-date CHC sales in Europe increased 0.7% to €1,035 million.

In the U.S., third-quarter CHC sales increased 17.6% to €241 million. At constant structure, CHC sales were down 3.8% reflecting increasing competition from private label in this category specifically for Nasacort®. Third quarter Xyzal® Allergy 24HR sales (approved in February as an over-the-counter treatment for the relief of symptoms associated with seasonal and year-round allergies) were €7 million. Third-quarter sales of the Digestive category were down 7.4% reflecting lower Zantac® sales. In the U.S., at constant structure, year-to-date CHC sales increased 0.6% to €882 million.

In Emerging Markets, third-quarter CHC sales increased 37.5% to €411 million. At constant structure, CHC sales were up 6.7% reflecting continued recovery in Russia. Year-to-date Emerging Markets CHC sales increased 4.3% to €1,216 million at constant structure.

Generics

In the third quarter, Generics sales decreased 0.9% to €433 million reflecting lower sales in Europe (down 7.1% to €183 million). Year-to-date Generics sales decreased 3.7% to €1,343 million.

Vaccines

Net sales (€ million)	Q3 2017	Change (CER)	Change at CER/CS*	9M 2017	Change (CER)	Change at CER/CS*
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon® Pentacel®, Pentaxim® and Imovax®)	433	+38.6%	+20.7%	1,334	+40.4%	+29.5%
Meningitis/Pneumonia vaccines (incl. Menactra®)	252	+3.9%	+3.5%	542	+6.4%	+6.2%
Adult Booster vaccines (incl. Adacel ®)	143	+42.3%	+26.5%	337	+18.1%	0.0%
Travel and other endemic vaccines	114	+53.2%	+34.1%	333	+28.0%	+12.8%
Influenza vaccines (incl. Vaxigrip®, Fluzone HD® & Fluzone®)	951	+1.0%	+1.8%	1,087	+2.4%	+3.2%
Dengvaxia®	4	-90.0%	-90.0%	22	-56.0%	-56.0%
Other vaccines	19	-16.0%	-12.5%	61	+10.9%	+8.9%
Total Vaccines	1,916	+11.0%	+7.2%	3,716	+17.0%	+11.4%

*	CS: constant structure

Third-quarter Vaccines sales were up 11.0% to €1,916 million and reflected the termination of the Sanofi Pasteur MSD joint venture in Europe from December 31, 2016. At constant structure, sales were up 7.2% mainly driven by the Polio/Pertussis/Hib franchise. In the U.S., sales were up 5.5% to €1,263 million. In Emerging Markets, sales grew 11.9% to €374 million. In Europe, sales were up 68.9% to €199 million and up 9.8% at constant structure. Year-to-date Vaccines sales grew 11.4% at constant structure to €3,716 million.

In the third quarter, Polio/Pertussis/Hib (PPH) vaccines sales increased 38.6% to €433 million. At constant structure, PPH sales grew 20.7% reflecting increased Pentaxim® sales in China, strong performance of Pentacel® in the U.S., and Hexaxim® in Europe and in Emerging markets. At constant structure, year-to-date Polio/Pertussis/Hib vaccines sales increased 29.5% to €1,334 million.

Third-quarter and year-to-date Menactra® sales increased 8.3% to €250 million and 10.0% to €521 million, respectively.

Influenza vaccines sales increased 1.8% at constant structure to €951 million in the third quarter (1.0% at CER) reflecting a competitive environment and the high level of penetration for Fluzone HD in the over 65 years old population. The quadrivalent influenza vaccine, VaxigripTetra™, was launched in several countries outside the U.S. Year-to-date influenza vaccines sales were €1,087 million, up 3.2% at constant structure.

In August, the acquisition of Protein Sciences was completed. Through this acquisition, Sanofi Pasteur added Flublok® to its influenza vaccine portfolio. Flublok® is the only recombinant protein-based influenza vaccine approved by the U.S. FDA. Flublok® QIV has demonstrated in a recent clinical study in adults 50 years of age and older that it reduced the incidence of laboratory-confirmed influenza by 30% (relative to comparator).

Third-quarter Adult Booster vaccines sales were €143 million, up 42.3% and 26.5% at constant structure driven by Adacel® in the U.S and improved supply of Repevax® in Europe. At constant structure, year-to-date Adult Booster vaccines sales were stable at €337 million.

Third-quarter Travel and other endemic vaccines sales were €114 million up 53.2% and 34.1% at constant structure reflecting improved supply of Rabies and Hepatitis A vaccines. At constant structure, year-to-date Travel and other endemic vaccines sales were up 12.8% to €333 million.

Third-quarter and first nine months Dengvaxia® sales were €4 million and €22 million, respectively. This performance resulted from challenges regarding operational implementation of large public vaccination programs, in a difficult political and economic environment and a context of low disease incidence, in particular in Latin America.

Company sales by geographic region

Sanofi sales (€ million)	Q3 2017	Change (CER)	Change (CER/CS)	9M 2017	Change (CER)	Change (CER/CS)
United States	3,442	-2.4%	-3.7%	9,004	-0.5%	-2.0%
Emerging Markets(a)	2,517	+11.4%	+7.3%	7,689	+10.9%	+7.4%
of which Latin America	676	+9.0%	+1.6%	2,081	+12.1%	+5.3%
of which Asia (including South Asia(b))	941	+10.9%	+9.5%	2,858	+12.0%	+10.6%
of which Africa, Middle East	572	+7.8%	+4.0%	1,744	+4.8%	+1.6%
of which Eurasia(c)	303	+32.1%	+25.5%	913	+21.3%	+16.8%
Europe(d)	2,297	+8.2%	-1.6%	7,058	+8.4%	-0.3%
Rest of the World(e)	797	+9.1%	-3.1%	2,613	+11.4%	-0.7%
of which Japan	386	+6.8%	-12.0%	1,387	+12.3%	-6.7%
Total Sanofi sales	9,053	+4.7%	-0.2%	26,364	+6.2%	+1.2%

*	CS : constant structure
(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	India, Bangladesh, Sri Lanka
(c)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(d)	Western Europe + Eastern Europe except Eurasia
(e)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

Third-quarter sales in the U.S. were €3,442 million, a decrease of 2.4% or 3.7% at constant structure impacted by the decline of Diabetes sales (down 22.4%) and generic competition to Renvela®/Renagel® which were partially offset by the performance of the Multiple Sclerosis franchise (up 16.5%), Vaccines (up 5.5%) as well as the launch of Dupixent®. In the U.S., at constant structure, year-to-date sales decreased 2.0% to €9,004 million.

Third-quarter sales in Emerging Markets were €2,517 million, up 11.4% or 7.3% at constant structure driven by Vaccines (up 11.6%), Established Rx Products (up 4.3%) and Diabetes (up 17.3%). In Asia, third-quarter sales were up 10.9% (up 9.5% at constant structure) to €941 million reflecting strong performance in China (up 12.3% at constant structure to €546 million), driven by the recovery in Vaccines and growth of Established Rx Products and Diabetes. In Latin America, third-quarter sales increased 9.0% (up 1.6% at constant structure) to €676 million. Third-quarter sales in Brazil decreased 3.8% at constant structure to €269 million due to lower Rare Disease sales arising from order phasing and to lower Dengvaxia sales. Third-quarter sales in the Eurasia region increased 32.1% (25.5% at constant structure) to €303 million supported by strong growth in Russia and Turkey. During the quarter, sales in Russia were €158 million up 43.4% and 32.2% at constant structure driven by CHC and Vaccines. In Africa and the Middle East, sales were €572 million up 7.8% and 4.0% at constant structure. In Emerging Markets, at constant structure, year-to-date sales increased 7.4% to €7,689 million.

Third-quarter sales in Europe were €2,297 million, up 8.2% or down 1.6% at constant structure impacted by lower Lovenox sales (down 10.9%), Diabetes sales (down 3.1%) and Generics sales (down 7.1%) which were not fully offset by the performance of the Multiple Sclerosis franchise (up 14.3%) and Vaccines (up 9.8%). In Europe, at constant structure, year-to-date sales decreased 0.3% to €7,058 million.

Sales in Japan increased 6.8% to €386 million in the third quarter. At constant structure, sales in Japan were down 12.0% impacted by generic Plavix® competition, lower sales of Aprovel® and Vaccines. In Japan, at constant structure, year-to-date sales decreased 6.7% to €1,387 million.

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of second-quarter results on July 31, 2017 include the following:

•	In September, the European Commission granted marketing authorization for Dupixent® (dupilumab), for use in adults with moderate-to-severe atopic dermatitis who are candidates for systemic therapy.

•

In September, the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy designation status to cemiplimab (REGN2810/SAR439684) for the treatment of adults with metastatic cutaneous squamous cell carcinoma (CSCC) and adults with locally advanced and unresectable CSCC. Cemiplimab is an investigational human, monoclonal antibody targeting PD-1, being jointly developed by Sanofi and Regeneron.

•

In September, the FDA granted tentative approval for Admelog® (insulin lispro) 100 Units/mL, a rapid-acting human insulin analog. Sanofi filed a paragraph IV certification and Eli Lilly did not file a suit against Sanofi within the 45 days period under Hatch-Waxman Act. Sanofi is currently working closely with the FDA in order to receive full approval for Admelog in order to launch in the U.S.

At the end of October 2017, the R&D pipeline contained 44 pharmaceutical new molecular entities (excluding Life Cycle Management) and vaccine candidates in clinical development of which 13 are in Phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 3:

•

In October, Sanofi and Regeneron announced that the Phase 3 investigational study, LIBERTY ASTHMA VENTURE, evaluating dupilumab in adults and adolescents with severe, steroid-dependent asthma met its primary endpoint and key secondary endpoints. The study results showed that dupilumab significantly reduced steroid use, asthma attacks, and improved lung function.

•

In September, Sanofi and Alnylam reported positive topline results from the APOLLO Phase 3 study of patisiran in hereditary ATTR (hATTR) amyloidosis patients with polyneuropathy. This study met its primary efficacy endpoint and all secondary endpoints.

•

In September, Sanofi and Regeneron announced positive results of the Phase 3 CAFÉ study for Dupixent® in patients with moderate-to-severe atopic dermatitis who are inadequately controlled with or intolerant to the broad immunosuppressant drug cyclosporine A (CSA), or when this treatment is medically inadvisable. The results of this study were presented at the European Academy of Dermatology and Venerology (EADV) Congress.

•

In September, Sanofi and Regeneron announced that the pivotal Phase 3 LIBERTY ASTHMA QUEST study of dupilumab in a broad population of patients with uncontrolled, persistent asthma met its two primary endpoints. Dupilumab, when added to standard therapies, reduced severe asthma attacks (exacerbations) and improved lung function.

•

In September, Sanofi alliance partner Alnylam Pharmaceuticals announced that it had suspended dosing in all ongoing fitusiran studies pending further review of a safety event (a fatal thrombotic event occurred in a patient with hemophilia A without inhibitors enrolled in the Phase 2 Open Label Extension study of fitusiran) and development of a risk mitigation strategy. Based on overall consideration of fitusiran’s benefit-risk profile, Alnylam aims to resume dosing as soon as it is feasible upon agreement with global regulatory authorities and with appropriate protocol amendments for enhanced patient safety monitoring in place.

•	SAR341402, a rapid acting insulin, entered into phase 3.

•	Cemiplimab, a PD1-inhibitor, entered in phase 3 for second-line treatment of cervical cancer.

Phase 2:

•

In October, positive results from a Phase 2 study of dupilumab in adults with active moderate-to-severe eosinophilic esophagitis were presented at the World Congress of Gastroenterology (WCOG). The study showed that patients who received dupilumab weekly reported a significant improvement in the ability to swallow versus placebo.

•	SAR407899, a Rho kinase inhibitor, entered into phase 2a in microvascular angina.

•	Sanofi decided to stop the development of SAR156597 in Idiopathic Pulmonary Fibrosis.

Phase 1:

•

Sanofi does not intend to continue development with, or seek a license from, the Walter Reed Army Institute of Research for the Zika vaccine candidate following BARDA’s decision (Biomedical Advanced Research and Development Authority) to de-scope its contract with Sanofi Pasteur to fund the manufacture and clinical development of an inactivated Zika vaccine.

2017 third-quarter and first-nine months financial results(9)

Business Net Income(9)

In the third quarter of 2017, Sanofi generated net sales of €9,053 million, an increase of 0.3% (up 4.7% at CER). First nine months net sales were €26,364 million, up 5.7% on a reported basis (up 6.2% at CER).

Third-quarter other revenues increased 27.3% (up 33.3% at CER) to €340 million reflecting VaxServe sales contribution of non-Sanofi products of €268 million (up 49.5% at CER). First nine months other revenues increased 48.9% (up 49.7% at CER) to €859 million reflecting VaxServe sales contribution of €636 million (up 77.5% at CER).

Third-quarter Gross Profit increased 0.3% to €6,540 million (up 5.0% at CER). At CER and CS*, third-quarter Gross Profit increased 0.2%. The gross margin ratio was stable at 72.2% versus the third quarter of 2016. The positive gross margin impact of Vaccines, China and Immunology was offset by the negative U.S. Diabetes net price evolution and currency variations. In the third quarter, the gross margin ratio of Pharmaceuticals was 72.8%, a decrease of 0.5 percentage points and the gross margin ratio of Vaccines was 70.3%, an increase of 2.6 percentage points. In the first nine months of 2017, the gross margin ratio improved by 0.3 percentage points to 71.6% versus the first nine months of 2016. Sanofi expects its gross margin ratio to be between 70% and 71% at CER in 2017.

Research and Development (R&D) expenses increased 9.8% to €1,341 million (up 12.9% at CER) in the third quarter. At CER and CS*, R&D expenses increased 10.7% reflecting mainly the increased spending on the development programs in immuno-oncology and sotagliflozin as well as a low base for comparison in the third quarter of 2016. First-nine months R&D expenses increased 7.3% to €4,008 million (up 7.3% at CER and up 5.3 % at CER and constant structure).

Third-quarter selling general and administrative expenses (SG&A) were up 1.8% to €2,314 million (up 5.9% at CER). At CER and CS*, SG&A expenses were down 2.1% mainly reflecting the increasing effect of cost savings. Despite immunology launch costs, marketing expenses were slightly down at CER and CS* as a result of a reduction of Diabetes spending in the U.S. and further cost savings efforts. In the third quarter, the ratio of SG&A to sales increased 0.4 percentage points to 25.6% compared to the third quarter of 2016. First-nine months SG&A expenses increased 6.9% to €7,360 million (up 7.1% at CER and down 0.4% at CER and CS*). In the first nine months of 2017, the ratio of SG&A to sales increased 0.3 percentage points to 27.9% compared to the same period of 2016.

Third-quarter other current operating income net of expenses was €16 million versus -€119 million for the same period of 2016. In the third quarter of 2017, this line included €68 million of income related to a capital gain and a litigation settlement. First nine months other current operating income net of expenses was €118 million versus -€49 million in the same period of 2016.

The share of profits from associates was €40 million in the third quarter versus €71 million for the same period of 2016. The share of profits from associates included Sanofi’s share in Regeneron profit. In the third quarter of 2016, this line included the share of profit of Sanofi Pasteur MSD for an amount of €29 million. In the first nine months, the share of profits from associates was €121 million versus €124 million for the same period of 2016.

In the third quarter, non-controlling interests were -€30 million versus -€31 million in the third quarter of 2016. First nine months non-controlling interests were -€95 million versus -€81 million for the same period of 2016.

(9)

See Appendix 3 for 2017 third-quarter and first nine months consolidated income statement; see Appendix 8 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

*	Adjusted for BI CHC business and termination of SPMSD and others.

Third-quarter business operating income decreased 1.2% to €2,911million. At CER, business operating income increased 5.1%. At CER and CS*, business operating income increased 1.7%. The ratio of business operating income to net sales decreased 0.4 percentage points to 32.2% versus the same period of 2016. In the third quarter, the business operating income ratio of Pharmaceuticals was 27.4%, 1.2 percentage points lower and the business operating income ratio of Vaccines was 51.1%, 0.4 percentage points higher. First-nine months business operating income increased 6.9% (or up 8.0% at CER) to €7,652 million. At CER and CS*, business operating income increased 4.1%. In the first nine months of 2017, the ratio of business operating income to net sales increased 0.3 percentage points to 29.0%.

Net financial expenses were €77 million in the third quarter versus €83 million in the third quarter of 2016. First nine months net financial expenses were €200 million versus €274 million in the first nine months of 2016.

Third-quarter (and first nine months) effective tax rate was 24.5% compared to 23.3% in the third quarter of 2016.

Third-quarter business net income(9) decreased 6.9% to €2,141 million (down 1.1% at CER). The ratio of business net income to net sales decreased 0.8 percentage points to 23.6% versus the same period of 2016 (excluding Animal Health business). First nine months business net income decreased 1.2% to €5,632 million, (down 0.3% at CER). The ratio of business net income to net sales increased 0.1 percentage points to 21.4% compared to the first nine months of 2016 (excluding Animal Health business).

In the third quarter of 2017, business earnings per share(9) (EPS) decreased 4.5% to €1.71 on a reported basis and increased 1.1% at CER. The average number of shares outstanding was 1,254.3 million in the third quarter of 2017 versus 1,288.5 million in the third quarter of 2016.

In the first nine month of 2017, business earnings per share(9) was €4.48, up 1.1% on a reported basis and up 2.0% at CER. The average number of shares outstanding was 1,258.3 million in the first nine months of 2017 versus 1,287.9 million in the first nine months of 2016.

2017 Guidance

Sanofi confirms its full-year 2017 guidance for business EPS(9) to be broadly stable at CER, barring unforeseen major adverse events. The currency impact on 2017 business EPS is now estimated to be -1% to -2% if the average September 2017 exchange rates are applied to the fourth quarter of 2017.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)

In the first nine months of 2017, the IFRS net income was €8,305 million reflecting the acquisition of BI’s CHC business and full consolidation of Sanofi’s European vaccine operations. The main items excluded from the business net income were:

•	A net gain of €4,484 million resulting from the divestment of the Animal Health business.

•

An amortization charge of €1,424 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €285 million, Genzyme: €658 million and BI CHC business €188 million) and to acquired intangible assets (licenses/products: €105 million). An amortization charge of €434 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €81 million, Genzyme: €200 million and BI CHC business €55 million) and to acquired intangible assets (licenses/products: €34 million) was recorded in the third quarter. These items have no cash impact on the Company.

•	An impairment of intangible assets of €31million (of which €19 million recorded in the third quarter). This item has no cash impact on the Company.

•

A charge of €174 million (of which €74 million in the third quarter) mainly reflecting an increase of Bayer contingent considerations linked to Lemtrada® (charge of €86 million of which €2 million in the third quarter 2017) and fair value adjustment of contingent consideration linked to Sanofi Pasteur MSD termination (€75 million in the third quarter).

•	Expenses of €176 million arising from the impact of the acquisition of BI CHC business and Sanofi Pasteur MSD termination on inventories.

•

Restructuring costs and similar items of €613 million (of which €249 million in the third quarter) mainly related to streamlining initiatives in addition to the rationalization of the industrial network.

(9)

See Appendix 3 for 2017 third-quarter and first nine months consolidated income statement; see Appendix 8 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

•

A €909 million tax effect arising from the items listed above, comprising €467 million of deferred taxes generated by amortization charged against intangible assets, €216 million associated with restructuring costs and similar items, €56 million associated with the impact of acquisition on inventories and €33 million associated with fair value remeasurement of contingent consideration.

•

The third quarter tax effect was €281 million, including €134 million of deferred taxes on amortization charged against intangible assets and €90 million associated with restructuring costs and similar items (see Appendix 4).

•	A tax of €111 million on dividends paid to shareholders of Sanofi.

On October 6, 2017, the French Constitutional Council (Conseil Constitutionnel) declared invalid the additional contribution of 3% due on dividends paid in cash since August 2012. The company will record the impact of this decision and any additional tax measures in the fourth quarter of 2017.

•	An expense of €41 million net of tax (of which an income of €2 million in the third quarter) related to expenses arising from the impact of acquisitions on associates and joint ventures.

Capital Allocation

In the first nine months of 2017, net cash generated by operating activities was €4,156 million after capital expenditures of €1,009 million and an increase in working capital of €1,460 million. This net cash flow funded acquisitions and partnerships net of disposals (€924 million) and restructuring costs and similar items (€621 million). The swap between BI CHC business and Sanofi Animal Health business generated a net cash flow of €4,062 million, partially used to finance share repurchases (€2,158 million) over the period. Net debt decreased from €8,206 million at December 31, 2016 to €6,961 million at the end of September 2017 (amount net of €9,887 million cash and cash equivalents).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the absence of guarantee that the product will be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic conditions, as well as those risks discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2017 third-quarter and first nine months net sales by GBU, franchise, geographic region and product

Appendix 2:	2017 third-quarter and first nine months business net income statement

Appendix 3:	2017 third-quarter and first nine months consolidated income statement

Appendix 4:	Reconciliation of IFRS net income reported to business net income

Appendix 5: Appendix 6: Appendix 7:	Currency sensitivity R&D pipeline Expected R&D milestones

Appendix 8:	Definitions of non-GAAP financial indicators

Appendix 1: 2017 third-quarter net sales by GBU, franchise, geographic region and product

Q3 2017 net sales (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	374	19.3%	14.7%	86	16.0%	274	20.9%	14	8.3%	8	12.5%	382	19.2%	14.4%
Lemtrada	107	3.7%	0.0%	40	10.8%	60	0.0%	7	0.0%	6	40.0%	113	5.4%	0.9%
Total MS	481	15.5%	11.1%	126	14.3%	334	16.5%	21	5.6%	14	23.1%	495	15.7%	11.0%
Cerezyme	119	-3.9%	-6.3%	68	0.0%	42	-6.5%	9	-15.4%	59	14.3%	178	1.6%	-2.7%
Cerdelga	31	14.3%	10.7%	7	75.0%	23	4.3%	1	0.0%	0	—	31	14.3%	10.7%
Myozyme	166	6.9%	4.4%	88	3.6%	63	8.2%	15	21.4%	25	0.0%	191	5.9%	3.2%
Fabrazyme	158	8.6%	3.9%	40	2.6%	89	9.3%	29	14.8%	17	-20.8%	175	4.5%	-0.6%
Aldurazyme	35	2.9%	0.0%	18	0.0%	10	0.0%	7	16.7%	15	-11.1%	50	-1.9%	-5.7%
Total Rare Disease	570	3.0%	-0.5%	233	1.7%	252	1.9%	85	9.4%	128	1.5%	698	2.7%	-1.4%
Taxotere	8	-9.1%	-27.3%	1	0.0%	-1	-200.0%	8	11.1%	34	5.9%	42	2.2%	-6.7%
Jevtana	85	9.9%	4.9%	35	6.1%	38	7.9%	12	30.0%	5	-28.6%	90	6.8%	2.3%
Eloxatine	8	28.6%	14.3%	1	0.0%	1	—	6	16.7%	37	8.3%	45	11.6%	4.7%
Thymoglobulin	54	0.0%	-3.6%	10	11.1%	37	-2.4%	7	0.0%	17	28.6%	71	5.7%	1.4%
Mozobil	40	10.8%	8.1%	11	0.0%	25	12.5%	4	50.0%	3	50.0%	43	12.8%	10.3%
Zaltrap	17	13.3%	13.3%	12	0.0%	2	-50.0%	3	-400.0%	2	100.0%	19	18.8%	18.8%
Total Oncology	262	3.8%	-0.8%	83	0.0%	134	-2.7%	45	40.0%	101	8.1%	363	5.0%	0.0%
Dupixent	75	—	—	1	—	74	—	0	—	0	—	75	—	—
Kevzara	2	—	—	0	—	2	—	0	—	0	—	2	—	—
Total Immunology	77	—	—	1	—	76	—	0	—	0	—	77	—	—
Sanofi Genzyme (Specialty Care)	1,390	13.9%	9.4%	443	5.0%	796	18.6%	151	16.7%	243	5.3%	1,633	12.5%	7.6%
Lantus	867	-22.0%	-25.2%	184	-14.0%	608	-25.4%	75	-8.1%	256	17.2%	1,123	-15.5%	-19.3%
Apidra	67	-6.7%	-10.7%	35	9.4%	21	-25.8%	11	0.0%	22	26.3%	89	0.0%	-5.3%
Amaryl	12	-33.3%	-33.3%	5	0.0%	0	-100.0%	7	-41.7%	70	4.1%	82	-3.3%	-10.9%
Insuman	19	-9.5%	-9.5%	18	-10.0%	1	0.0%	0	—	7	-36.4%	26	-18.8%	-18.8%
Soliqua/iGlarLixi	8	—	—	0	—	7	—	1	—	0	—	8	—	—
Toujeo	179	14.0%	9.1%	54	66.7%	108	-6.6%	17	100.0%	19	533.3%	198	23.4%	18.6%
Total Diabetes	1,177	-16.3%	-19.6%	313	-3.1%	745	-22.4%	119	-1.6%	375	17.3%	1,552	-10.0%	-14.0%
Multaq	80	-4.6%	-8.0%	10	0.0%	67	-5.3%	3	0.0%	1	0.0%	81	-4.5%	-9.0%
Praluent	41	26.5%	20.6%	12	100.0%	28	0.0%	1	—	1	0.0%	42	25.7%	20.0%
Total Cardiovascular	121	4.1%	0.0%	22	35.3%	95	-3.9%	4	300.0%	2	0.0%	123	4.0%	-0.8%
Diabetes & Cardiovascular	1,298	-14.8%	-18.1%	335	-1.2%	840	-20.7%	123	0.8%	377	17.2%	1,675	-9.1%	-13.2%
Plavix	358	-4.7%	-10.7%	37	-7.5%	0	—	67	-28.2%	254	5.0%	358	-4.7%	-10.7%
Lovenox	370	-5.4%	-8.4%	220	-10.9%	15	25.0%	23	-4.2%	112	2.5%	370	-5.4%	-8.4%
Renagel / Renvela	153	-35.1%	-37.6%	18	-10.0%	112	-42.7%	10	-10.0%	13	55.6%	153	-35.1%	-37.6%
Aprovel	150	-9.8%	-13.8%	28	-12.5%	3	-40.0%	17	-47.1%	102	4.9%	150	-9.8%	-13.8%
Allegra	24	-16.1%	-22.6%	1	0.0%	0	—	23	-17.2%	0	—	24	-16.1%	-22.6%
Myslee / Ambien / Stilnox	63	-13.0%	-18.2%	10	-9.1%	12	-38.1%	26	-3.3%	15	0.0%	63	-13.0%	-18.2%
Synvisc / Synvisc One	95	-2.0%	-5.0%	6	-14.3%	73	-2.6%	2	-50.0%	14	27.3%	95	-2.0%	-5.0%
Depakine	111	13.7%	8.8%	40	2.5%	0	—	5	33.3%	66	20.3%	111	13.7%	8.8%
Tritace	56	-4.9%	-8.2%	35	-5.3%	0	—	2	-100.0%	19	0.0%	56	-4.9%	-8.2%
Lasix	34	0.0%	-8.1%	18	-5.3%	0	—	3	0.0%	13	7.7%	34	0.0%	-8.1%
Targocid	30	-17.9%	-23.1%	13	-31.6%	0	—	1	0.0%	16	-5.6%	30	-17.9%	-23.1%
Other Rx Drugs	820	-0.9%	-5.1%	390	2.1%	46	-11.3%	82	-9.9%	302	0.3%	820	-0.9%	-5.1%
Total Established Rx Products	2,264	-6.5%	-10.7%	816	-4.4%	261	-27.5%	261	-18.5%	926	4.4%	2,264	-6.5%	-10.7%
Generics	433	-0.9%	-4.4%	183	-7.1%	41	13.2%	23	22.7%	186	0.0%	433	-0.9%	-4.4%
Total Emerging Markets Specialty Care	243	5.3%	-1.6%	0	—	0	—	0	—	243	5.3%	0
Total Emerging Markets Diabetes & Cardiovascular	377	17.2%	9.6%	0	—	0	—	0	—	377	17.2%	0.0%
General Medicines & Emerging Markets	3,317	-2.7%	-7.3%	999	-4.9%	302	-23.7%	284	-16.1%	1,732	6.6%	2,697
Allergy, Cough and Cold	264	52.8%	46.7%	80	189.3%	63	-8.3%	35	164.3%	86	37.9%	264	52.8%	46.7%
Pain	309	50.5%	44.4%	119	36.8%	37	-2.5%	31	1066.7%	122	53.6%	309	50.5%	44.4%
Digestive	220	97.4%	91.3%	65	80.6%	48	900.0%	13	400.0%	94	36.6%	220	97.4%	91.3%
Nutritional	162	38.0%	33.9%	27	22.7%	0	-100.0%	63	50.0%	72	37.0%	162	38.0%	33.9%
Consumer Healthcare	1,132	48.5%	43.1%	321	65.1%	241	17.6%	159	150.0%	411	37.5%	1,132	48.5%	43.1%
Total Pharmaceuticals	7,137	3.2%	-1.2%	2,098	4.6%	2,179	-6.5%	717	9.1%	2,143	11.3%	7,137	3.2%	-1.2%
Polio / Pertussis / Hib	433	38.6%	33.6%	75	226.1%	107	23.1%	28	-22.5%	223	35.9%	433	38.6%	33.6%
Adult Booster Vaccines	143	42.3%	37.5%	37	236.4%	92	29.3%	6	-16.7%	8	-25.0%	143	42.3%	37.5%
Meningitis/Pneumonia	252	3.9%	-0.8%	0	-100.0%	213	1.4%	7	100.0%	32	14.3%	252	3.9%	-0.8%
Influenza Vaccines	951	1.0%	-3.8%	65	-13.2%	802	1.3%	24	100.0%	60	-4.5%	951	1.0%	-3.8%
Travel And Other Endemics Vaccines	114	53.2%	48.1%	21	340.0%	35	68.2%	13	0.0%	45	23.7%	114	53.2%	48.1%
Dengue	4	-90.0%	-86.7%	0	—	0	—	0	—	4	-90.0%	4	-90.0%	-86.7%
Vaccines	1,916	11.0%	6.3%	199	68.9%	1,263	5.5%	80	9.0%	374	11.9%	1,916	11.0%	6.3%
Total Company	9,053	4.7%	0.3%	2,297	8.2%	3,442	-2.4%	797	9.1%	2,517	11.4%	9,053	4.7%	0.3%

2017 first nine months net sales by GBU, franchise, geographic region and product

First 9 months 2017 net sales (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	1,151	27.1%	27.3%	291	27.5%	818	27.1%	42	25.0%	27	20.8%	1,178	26.9%	26.9%
Lemtrada	345	18.0%	16.9%	132	21.4%	190	14.5%	23	29.4%	17	30.8%	362	18.5%	17.5%
Total MS	1,496	24.9%	24.8%	423	25.5%	1,008	24.5%	65	26.5%	44	24.3%	1,540	24.8%	24.6%
Cerezyme	372	-2.4%	-2.6%	207	-1.0%	134	-1.5%	31	-13.5%	175	-0.5%	547	-1.8%	-3.0%
Cerdelga	93	20.8%	20.8%	18	50.0%	71	14.5%	4	33.3%	0	—	93	20.8%	20.8%
Myozyme	499	8.7%	8.2%	257	4.9%	198	13.2%	44	12.5%	85	15.3%	584	9.6%	9.6%
Fabrazyme	482	9.8%	9.3%	121	5.2%	278	10.8%	83	13.3%	60	15.7%	542	10.4%	10.2%
Aldurazyme	107	0.9%	0.9%	56	0.0%	32	0.0%	19	5.6%	52	17.8%	159	6.0%	5.3%
Total Rare Disease	1,757	4.9%	4.5%	706	2.6%	799	6.9%	252	5.3%	405	7.4%	2,162	5.3%	4.9%
Taxotere	29	-25.6%	-25.6%	3	0.0%	0	-100.0%	26	-21.2%	104	9.2%	133	-0.7%	-2.9%
Jevtana	267	8.5%	7.7%	110	5.8%	119	5.3%	38	29.0%	20	5.6%	287	8.3%	7.9%
Eloxatine	25	-11.1%	-7.4%	3	0.0%	1	—	21	-16.7%	110	10.8%	135	6.2%	4.7%
Thymoglobulin	170	3.7%	4.3%	30	3.4%	122	4.3%	18	0.0%	49	22.0%	219	7.4%	7.4%
Mozobil	117	11.4%	11.4%	33	3.1%	74	8.8%	10	100.0%	6	0.0%	123	10.8%	10.8%
Zaltrap	47	0.0%	0.0%	38	5.6%	6	-45.5%	3	—	6	100.0%	53	6.0%	6.0%
Total Oncology	851	5.8%	5.8%	257	3.6%	463	6.7%	131	7.3%	307	11.8%	1,158	7.4%	6.8%
Dupixent	101	—	—	1	—	100	—	0	—	0	—	101	—	—
Kevzara	3	—	—	0	—	3	—	0	—	0	—	3	—	—
Total Immunology	104	—	—	1	—	103	—	0	—	0	—	104	—	—
Sanofi Genzyme (Specialty Care)	4,208	14.5%	14.2%	1,387	9.0%	2,373	19.4%	448	8.4%	756	10.0%	4,964	13.8%	13.3%
Lantus	2,775	-21.7%	-21.6%	577	-14.3%	1,958	-24.9%	240	-10.2%	771	10.7%	3,546	-16.3%	-16.6%
Apidra	211	-0.9%	-0.9%	102	7.4%	77	-10.5%	32	0.0%	69	20.3%	280	3.7%	2.9%
Amaryl	44	-18.5%	-18.5%	16	-23.8%	1	-50.0%	27	-12.9%	212	3.2%	256	-1.1%	-6.2%
Insuman	60	-7.7%	-7.7%	58	-7.9%	2	0.0%	0	—	21	-33.3%	81	-16.3%	-17.3%
Soliqua/iGlarLixi	17	—	—	0	—	16	—	1	—	0	—	17	—	—
Toujeo	546	34.2%	34.2%	154	96.2%	345	12.4%	47	113.6%	54	1150.0%	600	45.0%	46.0%
Total Diabetes	3,731	-14.6%	-14.5%	964	-3.0%	2,398	-20.2%	369	-1.1%	1,131	12.5%	4,862	-9.5%	-9.9%
Multaq	257	0.8%	1.2%	32	-2.9%	221	0.9%	4	50.0%	5	0.0%	262	0.8%	1.2%
Praluent	115	71.6%	71.6%	31	158.3%	81	45.5%	3	—	3	200.0%	118	73.5%	73.5%
Total Cardiovascular	372	15.6%	15.9%	63	39.1%	302	9.9%	7	250.0%	8	33.3%	380	15.9%	16.2%
Diabetes & Cardiovascular	4,103	-12.6%	-12.5%	1,027	-1.1%	2,700	-17.7%	376	0.3%	1,139	12.6%	5,242	-8.0%	-8.4%
Plavix	1,123	-2.3%	-4.9%	115	-8.0%	0	-100.0%	226	-27.4%	782	9.4%	1,123	-2.3%	-4.9%
Lovenox	1,187	-1.9%	-2.9%	720	-6.5%	44	4.9%	68	-5.6%	355	8.6%	1,187	-1.9%	-2.9%
Renagel / Renvela	647	-6.7%	-5.8%	55	-12.7%	528	-8.4%	29	12.0%	35	24.1%	647	-6.7%	-5.8%
Aprovel	533	4.1%	2.9%	88	-10.2%	9	-18.2%	108	12.6%	328	6.7%	533	4.1%	2.9%
Allegra	126	-13.8%	-13.1%	7	14.3%	0	—	119	-15.2%	0	—	126	-13.8%	-13.1%
Myslee / Ambien / Stilnox	200	-11.6%	-11.1%	30	-9.1%	40	-33.3%	83	-6.7%	47	7.1%	200	-11.6%	-11.1%
Synvisc / Synvisc One	301	0.7%	1.3%	23	-4.2%	231	0.4%	10	-9.1%	37	9.1%	301	0.7%	1.3%
Depakine	332	10.1%	7.8%	121	1.7%	0	—	11	10.0%	200	15.8%	332	10.1%	7.8%
Tritace	180	-1.1%	-3.2%	113	-3.4%	0	—	4	0.0%	63	3.0%	180	-1.1%	-3.2%
Lasix	105	-5.3%	-7.9%	55	-3.5%	0	—	9	-41.2%	41	7.5%	105	-5.3%	-7.9%
Targocid	102	-8.8%	-10.5%	48	-17.2%	0	—	4	0.0%	50	0.0%	102	-8.8%	-10.5%
Other Rx Drugs	2,627	-3.8%	-4.3%	1,229	-1.8%	159	-23.7%	278	-6.0%	961	-1.5%	2,627	-3.8%	-4.3%
Total Established Rx Products	7,463	-2.7%	-3.6%	2,604	-4.3%	1,011	-10.5%	949	-11.8%	2,899	5.4%	7,463	-2.7%	-3.6%
Generics	1,343	-3.7%	-3.1%	571	-5.9%	110	-16.7%	87	30.9%	575	-2.4%	1,343	-3.7%	-3.1%
Total Emerging Markets Specialty Care	756	10.0%	8.5%							756	10.0%
Total Emerging Markets Diabetes & Cardiovascular	1,139	12.6%	9.9%							1,139	12.6%
General Medicines & Emerging Markets	10,701	-0.6%	-1.5%	3,175	-4.6%	1,121	-11.1%	1,036	-9.2%	5,369	6.6%	8,806	-2.9%	-3.5%
Allergy, Cough and Cold	933	52.3%	53.0%	246	171.4%	305	7.5%	126	166.0%	256	33.2%	933	52.3%	53.0%
Pain	930	44.0%	44.6%	371	34.8%	127	7.7%	91	745.5%	341	40.2%	930	44.0%	44.6%
Digestive	688	77.8%	79.6%	226	67.4%	142	642.1%	41	760.0%	279	21.0%	688	77.8%	79.6%
Nutritional	496	42.5%	45.5%	90	23.3%	2	-33.3%	192	59.7%	212	39.7%	496	42.5%	45.5%
Consumer Healthcare	3,636	44.5%	45.7%	1,035	59.5%	882	20.0%	503	144.9%	1,216	30.7%	3,636	44.5%	45.7%
Total Pharmaceuticals	22,648	4.6%	4.2%	6,624	5.3%	7,076	-2.6%	2,363	10.6%	6,585	10.2%	22,648	4.6%	4.2%
Polio / Pertussis / Hib	1,334	40.4%	40.3%	215	166.7%	326	36.0%	111	7.8%	682	29.4%	1,334	40.4%	40.3%
Adult Booster Vaccines	337	18.1%	17.0%	83	129.7%	213	6.4%	19	-5.3%	22	-26.7%	337	18.1%	17.0%
Meningitis/Pneumonia	542	6.4%	5.2%	1	-75.0%	432	3.3%	29	141.7%	80	6.8%	542	6.4%	5.2%
Influenza Vaccines	1,087	2.4%	-1.6%	65	-14.3%	805	1.3%	43	34.4%	174	10.1%	1,087	2.4%	-1.6%
Travel And Other Endemics Vaccines	333	28.0%	27.6%	64	214.3%	106	16.5%	41	14.3%	122	7.0%	333	28.0%	27.6%
Dengue	22	-56.0%	-56.0%	0	—	0	—	0	—	22	-56.0%	22	-56.0%	-56.0%
Vaccines	3,716	17.0%	15.2%	434	96.0%	1,928	7.8%	250	19.7%	1,104	15.4%	3,716	17.0%	15.2%
Total Company	26,364	6.2%	5.7%	7,058	8.4%	9,004	-0.5%	2,613	11.4%	7,689	10.9%	26,364	6.2%	5.7%

Appendix 2: Business net income statement

Third Quarter 2017	Pharmaceuticals			Vaccines			Others		Total Group
€ million	Q3 2017	Q3 2016	Change	Q3 2017	Q3 2016	Change	Q3 2017	Q3 2016	Q3 2017	Q2 2016	Change
Net sales	7,137	7,225	(1.2%)	1,916	1,803	6.3%			9,053	9,028	0.3%
Other revenues	72	69	4.3%	268	198	35.4%			340	267	27.3%
Cost of sales	(2,015)	(1,996)	1.0%	(838)	(780)	7.4%			(2,853)	(2,776)	2.8%
As % of net sales	(28.2%)	(27.6%)		(43.7%)	(43.3%)				(31.5%)	(30.7%)
Gross profit	5,194	5,298	(2.0%)	1,346	1,221	10.2%			6,540	6,519	0.3%
As % of net sales	72.8%	73.3%		70.3%	67.7%				72.2%	72.2%
Research and development expenses	(1,184)	(1,080)	9.6%	(157)	(141)	11.3%			(1,341)	(1,221)	9.8%
As % of net sales	(16.6%)	(14.9%)		(8.2%)	(7.8%)				(14.8%)	(13.5%)
Selling and general expenses	(2,107)	(2,081)	1.2%	(206)	(193)	6.7%	(1)	—	(2,314)	(2,274)	1.8%
As % of net sales	(29.5%)	(28.8%)		(10.8%)	(10.7%)				(25.6%)	(25.2%)
Other current operating income /expenses	43	(83)		(8)	1		(19)	(37)	16	(119)
Share of profit/loss of associates* and joint-ventures	37	44		3	27				40	71
Net income attributable to non-controlling interests	(31)	(31)		1	—				(30)	(31)
Business operating income	1,952	2,067	(5.6%)	979	915	7.0%	(20)	(37)	2,911	2,945	(1.2%)
As % of net sales	27.4%	28.6%		51.1%	50.7%				32.2%	32.6%
							Financial income and expenses		(77)	(83)
							Income tax expense		(693)	(658)
							Tax rate**		24.5%	23.3%
							Business net income excl. Animal Health business		2,141	2,204	(2.9%)
							As % of net sales		23.6%	24.4%
							Business Net Income of Animal Health business		—	96
							Business Net Income		2,141	2,300	(6.9%)
							Business earnings / share (in euros) ***		1.71	1.79	(4.5%)

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,254.3 million in the third quarter of 2017 and 1,288.5 million in the third quarter of 2016.

Nine Months 2017	Pharmaceuticals			Vaccines			Others		Total Group
€ million	9M 2017	9M 2016	Change	9M 2017	9M 2016	Change	9M 2017	9M 2016	9M 2017	9M 2016	Change
Net sales	22,648	21,729	4.2%	3,716	3,225	15.2%			26,364	24,954	5.7%
Other revenues	221	191	15.7%	638	386	65.3%			859	577	48.9%
Cost of sales	(6,378)	(6,139)	3.9%	(1,969)	(1,607)	22.5%			(8,347)	(7,746)	7.8%
As % of net sales	(28.2%)	(28.3%)		(53.0%)	(49.8%)				(31.7%)	(31.0%)
Gross profit	16,491	15,781	4.5%	2,385	2,004	19.0%			18,876	17,785	6.1%
As % of net sales	72.8%	72.6%		64.2%	62.1%				71.6%	71.3%
Research and development expenses	(3,557)	(3,326)	6.9%	(451)	(409)	10.3%			(4,008)	(3,735)	7.3%
As % of net sales	(15.7%)	(15.3%)		(12.1%)	(12.7%)				(15.2%)	(15.0%)
Selling and general expenses	(6,716)	(6,342)	5.9%	(643)	(541)	18.9%	(1)	—	(7,360)	(6,883)	6.9%
As % of net sales	(29.7%)	(29.2%)		(17.3%)	(16.8%)				(27.9%)	(27.6%)
Other current operating income /expenses	165	27		(6)	—		(41)	(76)	118	(49)
Share of profit/loss of associates* and joint-ventures	119	88		2	36				121	124
Net income attributable to non-controlling interests	(96)	(81)		1	—				(95)	(81)
Business operating income	6,406	6,147	4.2%	1,288	1,090	18.2%	(42)	(76)	7,652	7,161	6.9%
As % of net sales	28.3%	28.3%		34.7%	33.8%				29.0%	28.7%
							Financial income and expenses		(200)	(274)
							Income tax expense		(1,820)	(1,580)
							Tax rate**		24.5%	23.1%
							Business net income excl. Animal Health business		5,632	5,307	6.1%
							As % of net sales		21.4%	21.3%
							Business Net Income of Animal Health business		—	395
							Business Net Income		5,632	5,702	(1.2%)
							Business earnings / share (in euros) ***		4.48	4.43	1.1%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,258.3 million in the first nine months of 2017 and 1,287.9 million in the first nine months of 2016.

Appendix 3: Consolidated income statements

€ million	Q3 2017 (1)	Q3 2016 (1)	9M 2017 (1)	9M 2016 (1)
Net sales	9,053	9,028	26,364	24,954
Other revenues	340	267	859	577
Cost of sales	(2,853)	(2,776)	(8,523)	(7,746)
Gross profit	6,540	6,519	18,700	17,785
Research and development expenses	(1,341)	(1,221)	(4,008)	(3,735)
Selling and general expenses	(2,314)	(2,274)	(7,360)	(6,883)
Other operating income	54	34	227	299
Other operating expenses	(38)	(153)	(109)	(348)
Amortization of intangible assets	(434)	(403)	(1,424)	(1,280)
Impairment of intangible assets	(19)	(21)	(31)	(73)
Fair value remeasurement of contingent consideration	(74)	(27)	(174)	(94)
Restructuring costs and similar items	(249)	(63)	(613)	(690)
Other gains and losses and litigation	(147)	—	(154)	—
Operating income	1,978	2,391	5,054	4,981
Financial expenses	(103)	(261)	(321)	(502)
Financial income	26	17	121	67
Income before tax and associates and joint ventures	1,901	2,147	4,854	4,546
Income tax expense	(412)	(460)	(1,022)	(957)
Share of profit/loss of associates and joint ventures	42	6	80	104
Net income excluding the held for exchange Animal Health business	1,531	1,693	3,912	3,693
Net income from the held for exchange Animal Health business	63	10	4,484	296
Net income	1,594	1,703	8,396	3,989
Net income attributable to non-controlling interests	27	29	91	70
Net income attributable to equity holders of Sanofi	1,567	1,674	8,305	3,919
Average number of shares outstanding (million)	1,254.3	1,288.5	1,258.3	1,287.9
Earnings per share (in euros) excluding the held for exchange Animal Health business	1.20	1.29	3.04	2.81
IFRS earnings per share (in euros)	1.25	1.30	6.60	3.04

(1)	Animal Health results and gain on disposal reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q3 2017	Q3 2016	Change
Net income attributable to equity holders of Sanofi	1,567	1,674	(6.4%)
Amortization of intangible assets(1)	434	403
Impairment of intangible assets	19	21
Fair value remeasurement of contingent considerations	74	27
Expenses arising from the impact of acquisitions on inventories	—	—
Restructuring costs and similar items	249	63
Other gains and losses, and litigation(2)	147	161
Tax effect of items listed above:	(281)	(198)
Amortization of intangible assets	(134)	(143)
Impairment of intangible assets	(6)	(7)
Fair value remeasurement of contingent consideration	(2)	(8)
Expenses arising from the impact of acquisitions on inventories	—	—
Restructuring costs and similar items	(90)	(24)
Other tax effects	(49)	(16)
Other tax items	—	—
Share of items listed above attributable to non-controlling interests	(3)	(2)
Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	(2)	36
Animal Health items(3)	(63)	86
Other Sanofi Pasteur MSD items(4)	—	29
Business net income	2,141	2,300	(6.9%)
IFRS earnings per share(5) (in euros)	1.25	1.30

(1)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €400 million in the third quarter of 2017 and €367 million in the third quarter of 2016.

(2)	In 2017, includes an adjustment to vendor’s guarantee provision in connection with past divestment.
(3)

In 2016: impairment loss of Alnylam investment for the difference between historical cost and market value based on the stock price as of September 30, 2016. On October 5, 2016, Alnylam announced the decision to end Revusiran development program. As a consequence, the stock price dropped by 48% on October 6, 2016.

(4)	In 2017, mainly price adjustment related to divestment of the Animal Health business.
(5)

In 2016, includes the following items: impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current assets held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment, as well as tax effect of these items.

(6)

In 2016, includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.

(7)	Based on an average number of shares outstanding of 1,254.3 million in the third quarter of 2017 and 1,288.5 million in the third quarter of 2016.

€ million	9M 2017	9M 2016	Change
Net income attributable to equity holders of Sanofi	8,305	3,919	111.9%
Amortization of intangible assets(1)	1,424	1,280
Impairment of intangible assets	31	73
Fair value remeasurement of contingent consideration	174	94
Expenses arising from the impact of acquisitions on inventories	176	—
Restructuring costs and similar items	613	690
Other gains and losses, and litigation(2)	154	161
Tax effect of items listed above:	(909)	(746)
Amortization of intangible assets	(467)	(450)
Impairment of intangible assets	(10)	(23)
Fair value remeasurement of contingent consideration	(33)	(23)
Expenses arising from the impact of acquisitions on inventories	(56)	—
Restructuring costs and similar items	(216)	(234)
Other tax effects	(127)	(16)
Other tax items	111	113
Share of items listed above attributable to non-controlling interests	(4)	(11)
Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	41	(18)
Animal Health items(3)	(4,484)	99
Other Sanofi Pasteur MSD items(4)	—	48
Business net income	5,632	5,702	(1.2%)
IFRS earnings per share(5) (in euros)	6.60	3.04

(1)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 1,319 million in the first nine months of 2017 and € 1,176 million in the first nine months of 2016.

(2)	In 2017, includes an adjustment to vendor’s guarantee provision in connection with past divestment, and the carve-out costs related to the EU Generics divestment process.
(3)

In 2016: impairment loss of Alnylam investment for the difference between historical cost and market value based on the stock price as of September 30, 2016. On October 5, 2016, Alnylam announced the decision to end Revusiran development program. As a consequence, the stock price dropped by 48% on October 6, 2016.

(4)	In 2017, net gain resulting from the divestment of the Animal Health business, including a price adjustment.
(5)

In 2016, includes the following items: impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current assets held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment, as well as tax effect of these items.

(6)

In 2016, includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.

(7)	Based on an average number of shares outstanding of 1,258.3 million in the first nine months of 2017 and 1,287.9 million in the first nine months of 2016.

Appendix 5: currency sensitivity

2017 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-0.05 USD/EUR	+EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.03

Currency exposure on Q3 2017 sales

Currency	Q3 2017
US $	38.9%
Euro €	22.2%
Chinese Yuan	6.4%
Japanese Yen	4.1%
Brazilian Real	2.9%
British Pound	2.1%
Russian Ruble	1.7%
Mexican Peso	1.7%
Australian $	1.5%
Canadian $	1.5%
Others	17.0%

Currency average rates

	Q3 2016	Q3 2017	Change
€/$	1.12	1.17	+5.2%
€/Yen	114.33	130.38	+14.0%
€/Yuan	7.45	7.84	+5.2%
€/Real	3.62	3.71	+2.5%
€/Ruble	72.10	69.28	-3.9%

Appendix 6: R&D Pipeline N : New Molecular Entity R : Registration Study (other than Phase 3) Immuno-inflammation MS, Neuro, Ophthalmology Oncology Rare Disease Diabetes Solutions Cardiovascular & metabolism Infectious Disease Vaccines Registration VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (6-35 months) PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S. Phase 3 dupilumab Anti-IL4Rá mAb Asthma, Nasal Polyposis N sotagliflozin Oral SGLT-1&2 inhibitor Type 1 & Type 2 Diabetes N isatuximab Anti-CD38 naked mAb Relapsed Refractory Multiple Myeloma N SAR341402 Rapid acting insulin Type 1 & Type 2 Diabetes N cemiplimab(1) PD-1 inhibitor 1st line NSCLC, BCC, 2nd line Cervical Cancer Clostridium difficile Toxoid vaccine N patisiran siRNA inhibitor targeting TTR Hereditary ATTR amyloidosis Fluzone® QIV HD Quadrivalent inactivated influenza vaccine - High dose N GZ402666 neoGAA Pompe Disease Pediatric pentavalent vaccine DTP-Polio-Hib Japan N fitusiran(2) siRNA targeting Anti-Thrombin Hemophilia Men Quad TT Advanced meningococcal ACYW conjugate vaccine

Phase 2 dupilumab Anti-IL4Rá mAb Eosinophilic Esophagitis N efpeglenatide Long-acting GLP-1 receptor agonist Type 2 Diabetes Rabies VRVg Purified vero rabies vaccine N SAR156597 IL4/IL13 Bi-specific mAb Systemic Scleroderma N SAR425899 GLP-1R/GCGR dual agonist Type 2 Diabetes Tuberculosis Recombinant subunit vaccine N GZ389988 TRKA antagonist Osteoarthritis R cemiplimab(1) PD-1 inhibitor Advanced CSCC (Skin cancer) Adacel+ Tdap booster N SAR100842 LPA1 receptor antagonist Systemic Sclerosis cemiplimab(1) PD-1 inhibitor Advanced BCC Shan 6 DTP-HepB-Polio-Hib Pediatric hexavalent vaccine N SAR422459 ABCA4 gene therapy Stargardt Disease isatuximab Anti-CD38 naked mAb Acute Lymphoblastic Leukemia HIV Viral vector prime & rgp120 boost vaccine N - R olipudase alfa rhASM Deficiency Acid Sphingomyelinase Deficiency(3) N SAR566658 Maytansin-loaded anti-CA6 mAb Solid Tumors RSV mAbs(5) Respiratory syncytial virus Monoclonal antibody N venglustat Oral GCS inhibitor Gaucher related Parkinson’s Disease, Gaucher Disease Type 3, Fabry Disease N mevacamten(4) Myosin inhibitor Hypertrophic Cardiomyopathy Also known as SAR439684 and REGN2810 On clinical hold Also known as Niemann Pick type B Also known as SAR439152 and as MYK461 Also known as SP0232 and MEDI8897 Also known as MYK491 N - R Combination ferroquine / OZ439 Antimalarial N SAR407899 rho kinase Microvascular Angina Phase 1 N SAR440340 Anti-IL33 mAb Asthma & COPD N SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid Tumors N SAR440181(6) DCM1 Myosin activation Post Acute Heart Failure N SAR439794 TLR4 agonist Peanut Allergy N SAR428926 Maytansin-loaded anti-Lamp1 mAb Cancer N SAR247799 S1P1 agonist Cardiovascular indication N GZ402668 GLD52 (anti-CD52 mAb) Relapsing Multiple Sclerosis N SAR439459 TGF inhibition mAb Metastatic Melanoma Herpes Simplex Virus Type 2 HSV-2 vaccine N UshStat Myosin 7A gene therapy Usher Syndrome 1B cemiplimab(1) PD-1 inhibitor Head & Neck Cancer Respiratory syncytial virus Infants N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s Disease N SAR438335 GLP-1R/GIPR dual agonist Type 2 Diabetes

Appendix 7: Expected R&D milestones

Products	Expected milestones	Timing
dupilumab	U.S. regulatory submission in Asthma in Adult/Adolescent patients	Q4 2017

Dupixent®	Start of Phase 3 trial in Atopic Dermatitis in 6-11 year-olds	Q4 2017

Dupixent®	Start of Phase 3 trial in Atopic Dermatitis in 6 months to 5 year-olds	Q4 2017

efpeglenatide	Start of Phase 3 trial in Type 2 Diabetes	Q4 2017

sotagliflozin	Start of Phase 3 trials in combination therapies in Type 2 Diabetes	Q4 2017

isatuximab	Start of additional Phase 3 trials in Multiple Myeloma and additional indications	Q4 2017

Praluent®	ODYSSEY OUTCOMES top-line results	Q1 2018

cemiplimab (PD-1)	Phase 2 (registration) results in Cutaneous Squamous Cell Carcinoma	Q1 2018

cemiplimab (PD-1)	U.S. regulatory submission in Cutaneous Squamous Cell Carcinoma	Q1 2018

dupilumab	EU regulatory submission in Asthma in Adult/Adolescent patients	Q1 2018

GZ402668 (anti-CD52 mAb)	Start of Phase 3 in Relapsing Multiple Sclerosis	Q2 2018

dupilumab	Start of Phase 3 trial in Eosinophilic Esophagitis	Q3 2018

Dengvaxia®	European License	Q3 2018

isatuximab	Phase 3 results in Multiple Myeloma in combination with PomDex	Q4 2018

Appendix 8: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Company sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Company sales at constant exchange rates for the third quarter and first half of 2017

€ million	Q3 2017	9M 2017
Net sales	9,053	26,364
Effect of exchange rates	(403)	(133)
Company sales at constant exchange rates	9,456	26,497

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration related to business combinations or to disposals,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),

•	restructuring costs and similar items(1),

•	other gains and losses (including gains and losses on disposals of non-current assets(1)),

•	costs or provisions associated with litigation(1),

•	tax effects related to the items listed above as well as effects of major tax disputes,

•	tax (3%) on dividends paid to Sanofi shareholders,

•	Animal Health items out of business net income(2),

•	Net income attributable to non-controlling interests related to the items listed above.

(1)	Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.
(2)

In 2016, impact of discontinuation of depreciation and impairment of Property, Plant and Equipment starting at IFRS 5 application (non-current assets held for sales and discontinued operations), amortization and impairment of intangible assets until IFRS 5 application and costs incurred as a result of the divestment as well as tax effect of these items; and in 2017 gain on the disposal of the Animal Health business, net of tax.